THE UNITS CREATED UNDER THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF GREEN ALCHEMY LLC.

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT ("**Agreement**") of Green Alchemy, LLC. ("**Company**") is effective as of the 20th Day of March, 2024, ("**Effective Date**") by and among Tara Sargente, its managing member ("**Managing Member**" or "**Manager**") and such other persons, entities or associations who become members of the Company as expressly set forth in this Agreement (the Managing Member and any such new members shall collectively be referred to herein as the "**Members**").

RECITALS

A. On January 7, 2019, a certificate of formation ("**Certificate**") was filed with the Department of Revenue and Enterprise Services ("**DORES**") of the State of New Jersey to form the Company as a limited liability company pursuant to and in accordance with the New Jersey Revised Uniform Limited Liability Company Act N.J.S.A. 42:2C-1, et seq as amended from time to time ("**Act**").

B. On December 8, 2021, the sole member of the Company entered into a limited liability company operating agreement (the "**Original Agreement**") governing the affairs of the Company and the conduct of its business.

C. On the date hereof, certain new Members (the "**Investor Members**") are acquiring Units (as defined below) pursuant to Subscription Agreements, on or about the date hereof (each, a "**Subscription Agreement**" and, collectively, the "**Subscription Agreements**") and the initial Members desire to amend and restate the Original Agreement to admit the Investor Members as Members of the Company subject to the terms hereof.[1]

D. By executing this Agreement, each of the Members hereby (i) ratifies the formation of the Company and the filing of the Certificate and (ii) continues the existence of the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Original Agreement is hereby amended and restated to read in its entirety as follows:

1. <u>Name</u>. The name of the Company is Green Alchemy, LLC. The Managing Member may change the name of the Company from time to time.

2. <u>Purpose</u>. The Company was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is engaging in all lawful business for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3. <u>Registered Office</u>. The registered office of the Company is 15 First Street, South River NJ 08882, or at such other place as the Managing Member may designate from time to time in accordance with the Act.

4. <u>Principal Place of Business</u>. The principal place of business of the Company shall be at such place or places within the State of New Jersey as shall be designated, from time to time, by the Managing Member.

5. <u>Term</u>. The Company shall continue in existence perpetually unless and until the Company is dissolved and terminated in accordance with this Agreement.

6. <u>Management of the Company</u>. All management of the Company shall be vested in the Managing Member. The Managing Member of the Company shall be Tara Sargente. The Managing Member shall have the power, authority and responsibility to manage the Company to make decisions as to all matters which the Company has authority to perform. Approval by or action taken by the Managing Member in accordance with this Agreement shall constitute approval or action by the Company and the Investor Members. No Investor Member will have any say in the management of the Company.

7. <u>Powers of Managing Member</u>.   Without limiting the generality of Section 6, the Managing Member shall have power and authority, on behalf of the Company:

   a.   To acquire property from any person as the Manager may determine. The fact that the Managing Member is directly or indirectly affiliated or connected with any such person shall not prohibit the Managing Member from dealing with that person;

   b.   To borrow money for the Company from banks, other lending institutions, the Managing Member, Entities, Persons or affiliates of the Managing Member on such terms as the Managing Member deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

   c.   To raise additional capital for infusion into the Company, and, to the extent the parties investing such capital are not already Members, to admit such parties as

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additional Members. The Members acknowledge and agree that in admitting new Members, their respective ownership percentage will be subject to dilution. Consistent with the foregoing, the Members shall execute all amendments and modifications to this Agreement as may be necessary or appropriate to effectuate the admission of new Members pursuant to this Section.

d.   To create a new class of Units of the Company with the relative rights, powers, preferences, privileges, priorities and duties as determined by the Managing Member in its sole discretion, including, without limitation, rights, powers, preferences, privileges, priorities and duties superior to other classes of Units (including liquidation, voting, and other preferences);

e.   To purchase liability, key man, and other insurance to protect the Company's property, business and Members;

f.   To hold and own any Company real and/or personal properties in the name of the Company;

g.   To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

h.   To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

i.   To execute on behalf of the Company all instruments and documents, including, without limitation, contracts; checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments, bills of sale; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Managing Member, to the business of the Company;

j.   To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

k.   To establish with a federally insured financial institution (or institutions) one or more bank accounts for the funds of the Company and shall be authorized to draw against such accounts on behalf of the Company.

l.   To enter into any and all other agreements on behalf of the Company, with any other Person, Entity or Affiliate of the Managing Member for any purpose, in such forms as the Managing Member may approve;

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m.   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business; and

n.   The ability to file voluntary bankruptcy on behalf of the Company, or respond to involuntary bankruptcy proceedings.

8.   <u>Officers</u>. The Managing Member may agree on and appoint employees to hold any office that the Managing Member may establish, all for such terms and with such powers and duties as may be established by the Managing Member. Any number of offices may be held by the same person. The officers of the Company shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the Manager may be removed at any time, with or without cause, by the Managing Member. The initial officers of the Company are as follows:

(a)   *Chief Executive Officer*. The Chief Executive Officer shall have the power and authority to hire and fire employees of the Company and to secure any financing necessary for the Company's continued operation, as determined in the sole discretion of the Managing Member. The initial Chief Executive Officer shall be Tara Sargente.

(b)   *Treasurer*. The treasurer shall have custody of the funds of the Company and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all money in the name and to the credit of the Company in such depositories as may be designated by the Managing Member. The Treasurer shall disburse the funds of the Company as may be ordered by the Managing Member. The initial Treasurer shall be Tara Sargente.

9.   <u>Signing Authority</u>. Any document or instrument purporting to bind the Company shall be effective to bind the Company when executed by (a) the Managing Member or (b) an Officer of the Company expressly authorized to execute such document or instrument by the Managing Member.

10.   <u>Investor Members' Authority</u>. The Investor Members, as holders of Class B Units, shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act in a provision that is not or cannot be altered by this Agreement. Unless expressly and duly authorized in writing to do so by the Managing Member, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

11.   <u>Performance of Duties</u>. The Manager shall, devote such time, effort, and skill as Manager deems appropriate, in Manager's sole discretion, for the operation of the Company and the management of its affairs. Manager may delegate some or all of its duties to the officers of the Company (see Section 8 hereof), in Manager's sole discretion. The Manager may rely on information, opinions, reports, or statements of one or more officers, employees, or other agents of the Company whom the Manager believes to be reliable and competent, including any attorney, accountant, or other professional.

12.   <u>Payments to the Manager.</u> The Manager may receive compensation for performing management duties, in such amounts as are determined in good faith by the Manager

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to be reasonable under the circumstances. Manager shall also be entitled to reimbursement of Manager's reasonable out-of-pocket expenses in connection with the performance of management duties.

13.   Resignation or Withdrawal of the Managing Member.   The Managing Member shall only cease to be a Managing Member, for all purposes, upon the Managing Member's death, disability, or voluntary withdrawal as the Managing Member.

14.   Indemnification.   The Company shall indemnify and hold harmless, to the fullest extent permitted by law, (i) the Members, (ii) each Officer, (iii) Manager, (iv) each agent, partner, employee, counsel and affiliate of the Member, Officer, Manager or of their affiliates (individually, an "**Indemnified Party**"), as follows:

(a)   The Company shall indemnify and hold harmless, to the fullest extent permitted by law, any Indemnified Party from and against any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts ("**Indemnified Costs**") arising from all claims, demands, actions, suits or proceedings ("**Actions**"), whether civil, criminal, administrative or investigative, in which the Indemnified Party may be involved, or threatened to be involved, as a party or otherwise arising as a result of its status as (i) a Member, (ii) an Officer, (iii) a Manager or (iv) an agent, partner employee, counsel or affiliate of a Member, an Officer, a Manager, or any of their affiliates, regardless of whether the Indemnified Party continues in the capacity at the time the liability or expense is paid or incurred, and regardless of whether the Action is brought by a third party, or by or in the right of the Company; provided, however, no such Person shall be indemnified for any Indemnified Costs which proximately result from the Person's not acting in good faith, self-dealing, willful misconduct, recklessness, or the Person's material breach of this Agreement.

(b)   The Company shall pay or reimburse, to the fullest extent allowed by law and consistent with Section 14(a) above, in advance of the final disposition of the proceeding, Indemnified Costs incurred by the Indemnified Party in connection with any Action that is the subject of Section 14(a) above.

15.   Authorization of Units.

(a)   *Units Generally.*   Ownership interests in the Company will be represented by units (Class A Units, Class B Units and any New Units shall be referred to herein as "**Units**"). Units may be issued for such consideration and on such terms as the Managing Member may determine in Managing Member's sole discretion, subject to the other provisions hereof. In addition to the Class A Units and Class B Units, the Members acknowledge that the Managing Member shall have the power to create new classes of Units ("**New Units**") having those relative rights, powers, and duties as this Agreement may provide (and Managing Member shall have the authority to amend this Agreement to create such classes in compliance with Section 54), including, without limitation, rights, powers and duties superior to other classes of Units (including liquidation, voting, and other preferences). The Company shall maintain a Unit register containing the names and addresses of the holders of record of Units. As of immediately prior to the admission of the Investor Members, Units have been issued solely to the Managing Member.

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(b) *Authorization and Issuance of Class A Units*. The Company is hereby authorized to issue Units designated as Class A Units. As of the date hereof, 5,400,000 Class A Units are issued and outstanding to the Members holding Class A Units ("**Class A Member**") in the amounts set forth on the books and records of the Company.

(c) *Authorization and Issuance of Class B Units*. The Company is hereby authorized to issue Units designated as Class B Units. As of the date hereof, 0 Class B Units are issued and outstanding. And after giving effect to the transactions contemplated by the Subscription Agreements, the Company anticipates there will be up to 600,000 Class B Units issued and outstanding to the Members holding Class B Units ("**Class B Members")** in the amounts set forth on the books and records of the Company.

16. Record Holders. Except as otherwise provided herein, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company. With respect to any Units, the Company shall be entitled to recognize the person in whose name such Units are registered on the books of the Company as the owner of such Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law. Without limiting the foregoing, when a person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another person in acquiring and/or holding Units, the Company shall be entitled to recognize such representative or nominee shall be the record holder of such Units.

17. Membership Interests. A Member's ownership interest in the Company shall be expressed as a number of "Units," whether whole or fractional, issued by the Company and as provided for herein. Each Member shall have the rights and powers with respect to such Member's ownership interest solely as set forth in this Agreement.

18. Voting Rights. Except as expressly provided in this Agreement, the Articles or as otherwise mandated by applicable law (in a provision that is not or cannot be altered by this Agreement), (a) each Class A Member shall be entitled to one vote per Class A Unit on all matters upon which the Members have the right to vote under this Agreement, and (b) the Class B Units shall not entitled the holders thereof to vote on any matters required or permitted to be voted on by the Members. As of the date of this Agreement, (c) only the Managing Member holds Class A Units and accordingly only the Managing Member shall have the right to vote on any matters to be voted on by Members, and (d) the Investor Members hold Class B Units and accordingly shall have no voting, approval, or consent rights or any rights to call meetings of the Members. The vote, consent or approval of the Managing Member shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required.

19. Meetings; Quorum; Required Vote; Action Without Meeting.

(a) *Meetings.* No regular, annual, or special or other meetings of the Members are required to be held. If held, written notice of any meeting of Members shall be sent or otherwise given to each Member not less than five (5) nor more than thirty (30) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. Notwithstanding anything in the Act to the contrary, a meeting shall be held only when called by the Managing Member. Any action that may be taken at a meeting of the Members may be taken without a meeting at the sole discretion of the Managing Member. Any Member may waive notice of or attendance at any meeting, or may attend by telephone or any other electronic communication device.

(b)   *Quorum; Required Vote*. A quorum of any meeting of the Members shall require the presence in person or by proxy of the Class A Members holding at least 50% of the Class A Units. Subject to Section 19(c), no action at any meeting may be taken by the Members unless the applicable quorum is present. Subject to Section 19(c), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Class A Members holding at least 50% of the Class A Units.

(c)   *Action Without Meeting*. Notwithstanding the provisions of Sections 19(a) and 19(b), any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote, if (a) authorized by the Managing Member and (b) consented to, in writing or by electronic transmission, by a Member or Members holding not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action were present and voted. A record shall be maintained by the Managing Member of each such action taken by written consent of a Member or Members.

20.   <u>Transfer and Assignment of Interests</u>. Provisions governing the Transfer and Assignment of Interests within the company for the sale or transfer of Members Units:

(a)   Units may only be transferred in accordance with the terms of this Agreement and each such transfer shall be recorded in the Unit register.

(b)   No Member may transfer, assign, exchange, convey, sell, encumber, or in any way alienate (each of the foregoing constituting a "**Transfer**") any of its Units except as permitted in this Section 20. Transfers in violation of this Section is null and void *ab initio*. In addition to the requirements set forth in this Section 20, Transfers of Units may only be made upon receipt of proper Transfer instructions from the registered holder of the Units being Transferred or by such person's attorney lawfully constituted in writing, and upon compliance with appropriate procedures for transferring Units as provided herein and as also may be required by Manager in Manager's sole discretion. After the consummation of any permitted Transfer, the Unit(s) so Transferred continue to be subject to the terms, provisions, and conditions of this Agreement and any further Transfers must comply with all of the terms, provisions, and conditions of this Agreement, including this Section.

(c)   A Member may Transfer Units to (a) the Company or Company's designee; (i) the parents, siblings, spouse or children of a Member, (ii) if such Member is an entity, an Affiliate of such Member, and (iii) any other person or entity with the written consent of the Manager, in Manager sole and absolute discretion (each, a "**Permitted Transfer**"). A Member making a Permitted Transfer shall not be required to comply with Sections 21 (Right of First

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Refusal) and Section 26 (Drag-Along Rights), as applicable but must notify the Manager of the Transfer in writing at least ten (10) days prior to making such Transfer, which notice must include proof satisfactory to Manager that the Transfer constitutes a Permitted Transfer (unless Manager, in its sole discretion, determines to waive such requirement). As used in this Agreement, "**Affiliate**" means as to any person or entity, another person or entity controlling, controlled by or under common control with such person or entity, as determined in good faith by the Manager. If a Member is an entity, such Member shall be deemed to have Transferred its Units if such Member directly or indirectly transfers the power to direct or cause the direction of the management and policies of such Member, whether through the ownership of voting securities or by contract or otherwise.

21.   Right of First Refusal. In addition to the other limitations and restrictions set forth in Section 20, except with respect to Permitted Transfers or transfers of Units by involuntary means, including due to death and adjudication of incompetency, no Member shall Transfer Units (for purposes of this Section 21, the "**Offered Units**") unless such Member (for purposes of this Section 21, the "**Seller**") first offers to sell the Offered Units pursuant to the terms of this Section 21:

(a)   No Transfer may be made under this Section 21 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a Person (for purposes of this Section 21, the "**Purchaser**") to purchase the Offered Units for a purchase price (for purposes of this Section 21, the "**Offer Price**") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as hereinafter defined. For an offer to be considered bona fide, it must be made in good faith, demonstrating a sincere intention to proceed with the proposed transaction under the terms and conditions outlined in the offer. A bona fide offer is characterized by its seriousness, credibility, and the absence of any deceptive or manipulative elements.

(b)   Prior to making any Transfer that is subject to the terms of this Section 21, the Seller shall give to the Company written notice (the "**Offer Notice**") which shall include a copy of the Purchase Offer and an offer (the "**Firm Offer**") to sell the Offered Units to the Company or Company's designee (the "**Offeree**") for the Offer Price, payable according to the same terms as those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

(c)   The Firm Offer shall be irrevocable for a period (the "**Offer Period**") ending at 11:59 p.m., local time at the Company's principal place of business, on the thirtieth (30th) day following the day of the Offer Notice.

(d)   At any time during the Offer Period, the Offeree may accept the Firm Offer as to all of the Offered Units, by giving written notice of such acceptance to the Seller. If the Offeree does not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

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(e)   If the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within sixty (60) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and Offeree shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of the Firm Offer and this Section 21.

(f)   If the Firm Offer is not accepted in the manner hereinabove provided, the Seller may sell the Offered Units to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided, however, that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided, further, that such sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made inapplicable to sales occurring under this Section 21. If the Offered Units is not sold in accordance with the terms of the preceding sentence, the Offered Units shall again become subject to all of the conditions and restrictions of this Section 21.

22.   <u>Substitution of Members</u>. A Transferee of Units (including Permitted Transferees) may become a substitute Member only if (i) for any Transfer other than to a Permitted Transferee, the Manager consents in writing, (ii) all securities and tax requirements set forth in this Agreement are met, (iii) the Transferee executes an agreement or other instrument satisfactory to the Manager accepting, adopting, and agreeing to be bound by this Agreement, and (iv) the Transferee pays all reasonable expenses of the Company (including attorneys' fees) incurred in connection with the Transferee's admission as a substitute Member. The admission of a substitute Member does not release the Transferor Member from any liability the Transferor Member may have to the Company or the other Members.

23.   <u>Further Restrictions on Transfer</u>. In addition to any other restrictions on transfer in this Agreement or at law, no Member may Transfer any of its Units: (a) unless the Units are subsequently registered under the Securities Act of 1933 and any appropriate state securities laws (or unless the Company receives an opinion of counsel satisfactory to the Manager that an exemption from registration is available); (b) if such Transfer would cause the tax treatment of the Company to change; or (c) if the Manager determines, in Manager's sole discretion, that the Transfer may have an adverse effect on the Company.

24.   <u>Malicious Transfers</u>. A "Malicious Transfer" refers to any intentional and harmful act of transferring ownership or interests in the Company with the primary aim of causing damage, detriment, or disruption to the Company's operations, financial stability, or the interests of other Members and Managers. No Member shall engage in or facilitate a Malicious Transfer of their Units. Any such transfer is expressly prohibited and shall be considered a breach of this Operating Agreement. The Manager reserves the right to refuse consent to any transfer of Units that is determined to be a Malicious Transfer. The Manager's decision in this regard shall be final and binding. In the event a Member suspects or becomes aware of a potential Malicious Transfer, they shall promptly notify the Manager in writing. Disputes or disagreements related to alleged Malicious Transfers shall be resolved in accordance with the dispute resolution mechanisms outlined in this Operating Agreement. A Member found in breach of this Section 24 may be subject to remedies including but not limited to termination of Membership or legal action to recover damages.

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25.   Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction after considering medical assessments, professional opinions, and any evidence provided by the Member, to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative (each, a "Legal Representative") may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by the Member's Legal Representative or successor.

26.   Drag-Along Rights. If the Managing Member elects to consummate a sale of all of the Units or equity interests in the Company to any independent third party (each such transaction referred to as a "Company Unit Sale"), the Managing Member shall notify the other Members in writing of such Company Unit Sale. Upon request by the Managing Member, the Members will consent to and raise no objections to the proposed transaction, and will take all other actions reasonably necessary or desirable to cause the consummation of such Company Unit Sale on the terms proposed by the Managing Member. The obligations of the Members pursuant to this Section 26 with respect to a Company Unit Sale are subject to the following conditions: (a) the consideration payable upon consummation of such Company Unit Sale to all of the Members shall be allocated among the Members according to their ownership of Units, and (b) upon the consummation of the Company Unit Sale, all of the Members shall receive the same form of consideration per Unit, or if there are classes of Units, then each class shall receive the same form of consideration per Unit. Each Member agrees to be bound by agreements with respect to indemnification obligations, amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives; provided, that any such indemnification, escrow, holdback and adjustment obligations undertaken by any Member (x) shall be proportional to the share of the purchase price paid in connection with such Company Unit Sale that is allocable to such Member and (y) shall not exceed the total amount of consideration received by such Member in connection with such Company Unit Sale (except with respect to representations and warranties relating solely to, or covenants entered into solely by, such Member, including representations as to title to Units or any non-compete). To the extent that a Member does not take any actions when requested by the Manager pursuant to this Section 26, each such Member hereby constitutes and appoints the members of the Managing Member as such Member's true and lawful attorney-in-fact and authorizes the attorney-in-fact to execute on behalf of such Member any and all documents and instruments which the attorney-in-fact deems necessary and appropriate in connection with the Company Unit Sale. The foregoing power of attorney is irrevocable and is coupled with an interest.

27.   Contributions.

(a)   Other than with respect to the purchase of Units, no Member is required to make any additional capital contributions to the Company.

(b)   Except as determined by the Managing Member, no Member shall have the right to (i) receive any interest on capital contributions (ii) the return of any capital contribution (iii) withdraw all or any of his or her capital contributions.

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28. Allocation of Profits and Losses. The Company's profits and losses shall be distributed pro-rata amongst the Members. This may be changed at any time at the sole discretion of the Managing Member.

29. Distributions. Provisions governing Distributions within the company shall be as follows:

(a) Distributions shall be made to the Members at the times and in the aggregate amounts determined by the Managing Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Members on account of its interest in the Company if such distribution would violate any applicable law.

(b) Distributable Cash shall be distributed to the Members pro rata in proportion to their holdings of Units or, if there are classes of Units, then each Unit shall receive distributions pro rata based on the class of such Units. For purposes of this Agreement, "**Distributable Cash**" means the amount of cash or other property the Manager deems available for distribution to the Members, in Managing Member's sole discretion, taking into account all current, future, and reasonably anticipated Company debts, liabilities, and obligations and amounts that the Managing Member deems necessary to place into reserves (i) for future claims, debts, liabilities, and obligations with respect to the Company's business, and (ii) to reinvest in the business of the Company to facilitate future growth. All distributions will be made only to the persons who, according to the books and records of the Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Managing Member shall incur any liability for making distributions in accordance with this Section 29.

(c) No distribution may be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business.

(d) Except for distributions made in violation of the Act or this Agreement, no Member is obligated to return any distribution received from the Company or pay the amount of any distribution received from the Company for the account of the Company or to any creditor of the Company.

(e) A Member, regardless of the nature of the Member's contribution to the capital of the Company, may not demand or receive distributions from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a distribution of money being made to other Members. Except as provided in Section 39, on dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

(f) The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to

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this Agreement. If at any time the amount required to be withheld exceeds the amount that would otherwise be distributed to the Member to whom the withholding requirement applies, the Company is not obligated to provide a temporary advance or loan to cover the excess withholding. The Company may, at its discretion, choose to recover such excess amounts from future distributions to the affected Member. Any amount withheld with respect to a Member shall be treated as though it had been distributed to that Member under Section 29(a)-(b) for all purposes of this Agreement. Each Member will furnish the Managing Member with such information as may reasonably be requested by the Managing Member from time to time to determine whether withholding is required, and each Member will promptly notify the Managing Member if such Managing Member determines at any time that it is subject to withholding.

30.   No Preferred Returns; Limitations on Withdrawals. The respective rights of each Member to share in the capital of the Company, (i) by way of distributions, will be determined by Section 29(a)-(b) and (ii) on liquidation, will be determined by Section 39. Unless expressly set forth in this Agreement, no interest, dividend or preferred return shall be payable with respect to any Member's contribution to the capital of the Company. No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in this Agreement or as required by law.

31.   Books and Records. The Company shall maintain complete and accurate books of account of the Company's affairs at the principal office of the Company. Within Ninety (90) days after the end of each calendar year, the Company shall furnish to the Members such tax information regarding the Company and its operations as shall be reasonably necessary for the preparation of the Member's federal, state, and other tax returns.

32.   Conversion to Corporate Form. At any time, if deemed advisable by the Manager, the Manager shall have the right, with no action on the part of the Members, to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation (a "**Conversion**"), in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. Each Member further agrees that the Manager may take, without any action or further authorization of the Members, any and all actions necessary or desirable, in the sole discretion of the Manager, to effect such conversion, merger or consolidation, including, without limitation, preparing and filing certificates, executing agreements, making necessary or appropriate amendments to this Agreement (including terminating this Agreement or converting this Agreement into a stockholders agreement), converting Units into securities of the C Corporation or disposing of Units. The Manager shall structure the Conversion so that the relative percentage equity interests, relative voting rights and economic positions of the Members immediately prior to the Conversion will be maintained in the Conversion. In connection with the Conversion, the Company shall make or apply for all filings, permits, authorizations, consents and approvals as may be required under applicable state or federal law, or by any administrative agency or commission or other governmental regulatory authority or agency (a "**Governmental Entity**"). In consummating a Conversion, the Managing Member shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Managing Member, in

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its sole discretion, deems to be necessary or appropriate in consummating the Conversion (collectively, the "**Corporate Governing Documents**"). Each of the Members agrees to take all actions reasonably requested by the Company in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including making all filings required to be made or obtained by the Company or such Member in connection with the consummation of the Conversion. It shall be a condition to the consummation of the Conversion, that all filings, permits, authorizations, consents and approvals of Governmental Entities required in connection therewith have been made or obtained. As security for the performance of each Member's obligations pursuant to this Section 32, each Member hereby grants to the Managing Member, with full power of substitution and resubstitution, an irrevocable proxy to vote, in necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Conversion or any Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Managing Member, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents, with respect to any such vote or any actions by written consent of the Members taken after the date hereof or to effectuate the Conversion or the Corporate Governing Documents. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a public offering pursuant to a registration statement (or offering statement filed pursuant to Regulation A) filed with the Securities and Exchange Commission (unless the Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

33. <u>Other Business</u>. The Members and any affiliate of the Members may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

34. <u>Assignments</u>. The Member may assign all or any part of her membership interest. Any assignee shall be admitted as a Member as of the effective date of the transfer.

35. <u>Admission of Additional Members</u>. One or more additional members of the Company may be admitted to the Company with the consent of the Managing Member.

36. <u>Dissociation Event</u>. The Company shall not dissolve upon the occurrence of a Dissociation Event. If a Member suffers a Dissociation Event, the Dissociated Member shall become an Economic Interest Owner (as defined below) only and shall no longer be entitled to vote or participate in the management or control of the Company or to demand information except as specifically required hereunder with respect to Economic Interest Owners. Notwithstanding any provision of the Act to the contrary, no Member or Dissociated Member shall be entitled to receive any cash or assets from the Company upon the occurrence of a Dissociation Event. So long as a Member continues to hold a Unit, such Member shall not have the ability to withdraw as a member of the Company prior to the dissolution of the Company. Any such withdrawal or attempted withdrawal by a Member while such Member holds a Unit shall be null and void.

(a)   Definitions. As used herein, these terms have the following meanings:

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(i) "**Dissociated Member**" shall mean any Member who suffers a Dissociation Event.

(ii) "**Dissociation Event**" shall mean with respect to any Member, an event which terminates the continued membership of such Member, including, without limitation, the withdrawal, expulsion, bankruptcy, dissolution, or death of such Member.

(iii) "**Economic Intere**st" shall mean a Member's right to share in the distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or except as provided in the Act, any right to information concerning the business and affairs of the Company.

(iv) "**Economic Interest Owner**" shall mean the owner of an Economic Interest who is not a Member.

(b) Right of Purchase. If any Member suffers a Dissociation Event, such Dissociated Member's Units shall be subject to the purchase rights set forth herein. Upon a Dissociation Event, the Dissociated Member or its Legal Representative shall provide written notice to the Manager of the occurrence of a Dissociation Event ("**Dissociation Event Notice**"). At any time after a Dissociation Event, but not later than sixty (60) days after the Manager's receipt of the Dissociation Event Notice, the Company, in the Manager's sole discretion, shall have the right and option to purchase any or all of the Dissociated Member's Units. To exercise such option, Company shall provide written notice to the Dissociated Member or its Legal Representative, as applicable ("**Selling Party**") of Company's election to purchase the Dissociated Member's Units ("**Dissociation Exercise Notice**"). The Manager may assign such purchase right to any person, including Affiliates of the Manager, in Manager's sole discretion (the Company and any such assignee, the "**Purchasing Party**"). The purchase price ("**Purchase Price**") shall be the fair market value of the Dissociated Member's Units which shall be determined by the Manager in Manager's sole discretion; provided, that if the Dissociation Event is due to expulsion of the Dissociated Member by the Company due to any act or omission by such Dissociated Member that the Managing Member determines is detrimental to the Company, the Purchase Price shall equal the Stated Value of the Dissociated Member's Units. The Purchase Price shall be paid, in the sole discretion of Manager, either (i) entirely in cash, or (ii) in installments, with an initial cash payment toward the Purchase Price not less than twenty percent (20%) of the Purchase Price and the balance of the Purchase Price amortized, and payable, over a term of not more than three (3) years. The deferred balance of the Purchase Price may be evidenced by a promissory note with terms and conditions as determined by the Managing Member in its sole discretion. The closing for the purchase and sale of the Dissociated Member's Units shall occur at the time and place as determined by the Managing Member. At the closing, the Selling Party shall deliver to the Purchasing Party (in form and substance reasonably acceptable to the Purchasing Party) a purchase agreement and a duly executed assignment of Units (with certificate(s) evidencing such Units, if any). Upon request of the Purchasing Party concurrently therewith or at any time and from time to time thereafter, the Selling Member also shall execute and deliver such other documents and instruments as the Purchasing Party determines are necessary or desirable to consummate the closing and to transfer ownership, title and control of the Dissociated Member's Units to the Purchasing Party. At the closing, the Purchasing Party shall deliver to the Selling Member the cash portion of the Purchase Price in immediately available funds or, as applicable, the promissory note described herein for the Dissociated Member's Units.

37. <u>No Liability</u>. Except as provided by law or otherwise expressly provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither the Managing Member, any Member, Manager nor any Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Managing Member, Member, Manager or Officer of the Company. All persons dealing with the Company shall have recourse solely to the assets of the Company for the satisfaction of its debts, obligations, or liabilities.

38. <u>Events Causing Dissolution</u>. The Company shall be dissolved, and its affairs wound up on the determination of the Managing Member that the Company dissolve.

39. <u>Winding Up</u>. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up.

(a) *Distributions in Kind*. Any non-cash asset distributed to one or more Members must first be valued at its fair market value. The amount distributed to each Member receiving an interest in the distributed asset is the fair market value of such interest (net of any liability secured by the asset that such Member assumes or takes subject to). The fair market value of the asset shall be determined by the Manager in good faith.

(b) *Order of Payment of Liabilities upon Dissolution*. After determining that all known liabilities of the Company including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, and subject to the provisions of Section 29(f), the remaining assets will be distributed to the Members in accordance with their distributed to the Members pro rata in accordance with their respective Units. The liquidating distributions must be made by the end of the Company's taxable year in which the Company is liquidated or, if later, within ninety (90) days after the date of the liquidation. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, will be deemed to have been adequately provided for if the Company has complied with either of the following: (i) The payment of the debt or liability has been assumed or guaranteed in good faith by financially responsible person(s) or entities, and the provisions, including financial responsibility, was determined in good faith and with reasonable care by the Manager to be adequate at the time of any distribution of the assets hereunder; or (ii) the amount of the debt or liability has been deposited by the Company into an account for that purpose. This Section 39 is not intended to prescribe the exclusive means of making adequate provision for the payment of debts and liabilities as required by the Act. The Manager may make other arrangements reasonably calculated to provide for the payment of debts and liabilities.

(c) *Limitations on Payments Made in Dissolution*. Each Member is entitled to look solely at the assets of the Company for the return of any distributions to which such Member is entitled and will have no recourse for the return of the Member's investment or

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the receipt of distributions to which such Member is entitled hereunder (upon dissolution or otherwise) against the Manager or any other Member.

(d)   *Certificate of Cancellation*. As promptly as possible following the occurrence of any events leading to the dissolution of the Company under the New Jersey Limited Liability Company Act, the Manager shall execute a Certificate of Dissolution in a form prescribed by the New Jersey Division of Revenue and Enterprise Services. The Manager shall file the Certificate as required by the Act.

40.   <u>Investment Representations; Repurchase Right</u>. Each Member (by executing this Agreement, a counterpart hereof, a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

(a)   *Investment Due Diligence*. The Member: (i) has received and reviewed all information the Member considers necessary or appropriate for deciding whether to purchase the Units; and (ii) has had an opportunity to ask questions and receive answers from the Company and its Manager regarding the terms and conditions of purchase of the Units and the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided such Member. The Member has had the opportunity to consult with the Member's own professional advisors regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent the Member considers necessary.

(b)   *No Representations by the Company*. Neither the Manager, any other Member, any agent or any employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Units may be may freely transferred, that a percentage of profit or amount or type of consideration will be realized as a result of an investment in the Units, that past performance or experience on the part of any of the Manager or its Affiliates or any other person in any way indicates the predictable results of the ownership of the Units or of the overall business of the Company, that any cash distributions from the Company's operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

(c)   *Investment Intent*. The Member is acquiring Units for investment purposes, for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of the Units being purchased. No other person will have any direct or indirect beneficial interest in or right to the Units being purchased.

(d)   *Economic Risk*. The Member is financially able to bear the economic risk of the Member's investment in the Units, including the total loss of such investment. The Member acknowledges that the purchase of Units is a speculative investment which involves a substantial degree of risk of loss of the Member's entire investment in the Company, that the Member understands and takes full cognizance of the risks related to the purchase of the Units.

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(e)   *No Registration of Units*. The Member acknowledges having been advised that the Units have not been registered under the Securities Act of 1933, or qualified under the any applicable blue sky laws.

(f)   *Units are Restricted Securities*. The Member understands that the Units are a "restricted security" under the Securities Act of 1933 in that the Units will be acquired from the Company in a transaction not involving a public offering, and that the Units may be resold without registration under the Securities Act of 1933 only in certain limited circumstances and that otherwise the Units must be held indefinitely.

(g)   *No Disposition in Violation of Law*. Without limiting the representations set forth above or the other provisions of this Agreement, the Member will not make any disposition of all or any part of the Member's Units which will result in the violation by the Member or by the Company of the Securities Act 1933 or of any other applicable securities laws.

(h)   *Restrictions on Transferability*. The Member acknowledges that there are substantial restrictions on the transferability of the Units pursuant to this Agreement, that there is no public market for the Units and none is expected to develop, and that, accordingly, it may not be possible to liquidate the investment in the Company.

(i)   *Repurchase Right*. If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member pursuant to Section 29(a)-(b).

41.   Reorganization into SPV; Limited Repurchase Right.

(a)   *Reorganization into SPV*. Each Investor Member hereby agrees to take any and all actions and sign such documents as may be necessary as determined by the Managing Member in good faith to be advisable to reorganize the Investor Members into a special purpose vehicle (an "**SPV**"). Each Investor Member would receive a pro rata share of the SPV equity interests that is equal to the percentage of Units that such Investor Member owns of the total outstanding Units and the SPV would, in turn, own all of the Units previously held by all Investor Members such that the Investor Member would then own its same percentage of Units indirectly through its ownership interest in the SPV. Each Investor Member hereby constitutes and appoints the Managing Member and each officer of the Company and the Company's successors and assigns, as Investor Member's true and lawful attorney, with full power of substitution, in the name and stead of the Investor Member, but on behalf of and for the benefit of the Company and its successors and assigns, to sign any and all documents necessary to establish the SPV and to cause the transfer of the Units to the SPV and to take any other action necessary to comply with this Section 41, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as such Investor Member might or could do in person, hereby

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ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

(b) *Limited Repurchase Right*. If the Company determines, in its sole discretion, that it is likely that within six months of the date of this Agreement the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Units from the Investor Members for a price equal to the greater of (i) the unpaid Stated Value of the Unit plus accrued but unpaid distributions thereon, and (ii) the fair market value of the Units, as determined by an independent appraiser of securities chosen by the Company. "**Stated Value**" as used herein shall mean the price per unit as set forth in an Investor Member's Subscription Agreement.

42. <u>Governing Law</u>. This Agreement shall be governed by, and construed under, the laws of the State of New Jersey, all rights and remedies being governed by said laws.

43. <u>Arbitration</u>. In the event of any claims, disputes, or controversies arising out of or relating to Company or this Agreement, the Parties hereto shall notify, consult and negotiate with each other and, recognizing their mutual interests, attempt to reach a mutually satisfactory solution. If the Parties do not reach a settlement within thirty (30) days, then all disputes arising out of or in connection with this Agreement will be finally settled exclusively by arbitration (the "Arbitration") in accordance with the rules of arbitration of the American Arbitration Act ("**AAA**") as amended from time to time. The Arbitration will be conducted in Middlesex County, New Jersey before a single arbitrator mutually agreeable to the Parties (the "**Arbitrator**). All AAA Administrative fees and Arbitrator compensation shall be paid by the Party bringing the claim for Arbitration. Nothing in this clause prohibits Company from seeking injunctive relief in New Jersey courts against an Investor Member as referenced in this Agreement. The decision of the Arbitrator, including but not limited to the determination of the amount of any damages suffered or the right to an injunction, will be exclusive, final, binding and without any right of appeal, on all parties, their heirs, executors, administrators, successors, and assigns, as applicable, and judgment thereon may be entered in any court of competent jurisdiction.

44. <u>No Third-Party Beneficiary Right</u>. The provisions of the Agreement are intended only for the regulation of relations among the Members and the Company. The Agreement is not intended for the benefit of non-Member creditors and does not grant any rights to or confer any benefits on non-Member creditors or any other person who is not a Member except as specifically provided in this Agreement.

45. <u>Counterparts/Signatures/Exhibits</u>. This Agreement may be executed in any number of counterparts, each of which is deemed an original and all of which together constitute one document. A signature received via facsimile, e-mail, .pdf or other electronic signature shall be as legally binding for all purposes as an original signature. All exhibits and schedules attached to and referenced in this Agreement are incorporated into this Agreement.

46. <u>Further Assurances</u>. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

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47.   Power of Attorney. Each Member, by executing this Agreement, hereby constitutes and appoints the Manager, as such Member's attorney-in-fact, with full power and authority to act in its name and on its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business ("**Power of Attorney**"), including without limitation the following: (a) any amendments to this Agreement (subject to the provisions of Section 54 below); (b) any instrument which may be required to be filed by the Company under appropriate state law or by any governmental agency or which the Manager deems advisable to file; and (c) any documents which may be required to be filed by the Company in connection with the admission of substitute or additional Members, or the dissolution and termination of the Company, provided such continuation or dissolution and termination are in accordance with the terms of this Agreement. Each Member further acknowledges that, by executing this Agreement, the Power of Attorney granted to the Manager pursuant to this Section 47: (i) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or dissolution of the Member, (ii) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by a single signature of the Manager acting as attorney-in-fact for all of them, and (iii) shall survive the delivery of an assignment by a Member of the whole or any portion of its ownership interest in the Company; except that where the assignee of the whole of a Member's Units has been approved by the Manager for admission to the Company as a substitute Member, the Power of Attorney of the assignor shall survive the effective date of such substitution for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

48.   Successors-in-Interest and Assigns. Subject to the restrictions on transferability contained in this Agreement, this Agreement, including any amendment to this Agreement in compliance with Section 54, is and shall be binding upon and shall inure to the benefit of the successors-in-interest and assigns of each party to this Agreement.

49.   Notices. Any notice required or permitted to be given pursuant to the provisions of the Act or this Agreement shall be effective as of the date personally delivered or delivered by a recognized courier service providing proof of delivery, or if sent by mail, on the date deposited with the United States Postal Service, prepaid, certified mail return receipt requested, and addressed to the intended receiver at his or her last known address as shown in the records of the Company.

50.   Waiver. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

51.   Interpretation. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. The Section headings

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in this Agreement: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

52.   <u>Drafting Ambiguities</u>. Each party to this Agreement has had the opportunity to have its legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

53.   <u>Entire Agreement</u>. This Agreement (including any a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) constitutes the complete and exclusive statement of agreement among the Members and Company with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and the Company. No representation, statement, condition or warranty not contained in this Agreement will be binding on the Members or the Company or have any force or effect whatsoever. For purposes of clarity, this Agreement shall not replace any subscription documents entered into by a Member with respect to an investment in the Company, provided, however, if there is any discrepancy between any of the subscription documents and this Agreement, this Agreement shall control.

54.   <u>Amendments</u>. This Agreement may be amended or modified from time to time only by a written instrument executed by the Managing Member.

[*Remainder of page intentionally left blank.*]

4856-4391-5940.v1

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first set forth hereinabove.

COMPANY:

Green Alchemy LLC

By: _____
Tara Sargente, Managing Member

MANAGING MEMBER

_____
Tara Sargente

INVESTOR MEMBERS

_____
Print Name Above

_____
Sign Above

IF Investor Member is an entity, specific name and title below:

Name: _____

Title: _____